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                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER



                    PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                For July 7, 2003




                            PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                 VANCOUVER, B.C.
                                     V6C 2T6






Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F              Form 40-F   X
                                   -----                 -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes           No  X
                                     -----        ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___





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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          PAN AMERICAN SILVER CORP.




Date: July 7, 2003                        By: /s/  Anthony Hawkshaw
                                              ----------------------------------
                                              Anthony Hawkshaw
                                              Chief Financial Officer








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                                                [PAN AMERICAN SILVER CORP. LOGO]
[ART WORK]

                                  NEWS RELEASE

July 7, 2003


                   PAN AMERICAN SILVER FILES SHELF PROSPECTUS
                            TO FUND CONTINUED GROWTH
               (all figures in US dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp. (NASDAQ: PAAS; TSE: PAA) has filed a preliminary short form shelf prospectus with the securities commissions in British Columbia, Alberta, Manitoba and Ontario and a corresponding registration statement with the United States Securities and Exchange Commission. These filings, when made final, will allow the Company to make offerings of common shares, warrants, debt securities or any combination thereof of up to $100 million during the next 25 months on similar terms to potential purchasers anywhere in these provinces and the United States. The proceeds from any such offerings will be used to fund the Company's growth through the advancement of existing development projects or the acquisition of new projects. The size, nature and timing of any such offerings will be based on the Company's future funding needs and on general market conditions.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. A copy of the prospectus may be obtained from the Company's Vice-President, Corporate Relations.

For Further Information Contact:

Brenda Radies, Vice-President Corporate Relations (604) 806-3158
Anthony Hawkshaw, Chief Financial Officer (604) 806-3159



                                     - End -


               1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6.
                       TEL 604.684.1175 FAX 604.684.0147